EXHIBIT 11

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

Computation of Earnings Per Share

	Three Months Ended March 31		Nine Months Ended March 31
Amounts in millions except per share amounts	2010	2009	2010	2009
BASIC NET EARNINGS PER SHARE
Net earnings from continuing operations	$2,585	$2,429	$8,761	$8,357
Preferred dividends, net of tax benefit	49	45	149	139

Net earnings from continuing operations available to common shareholders	$2,536	$2,384	$8,612	$8,218
Net earnings from discontinued operations	$—	$184	$1,790	$2,608

Net earnings available to common shareholders	$2,536	$2,568	$10,402	$10,826

Basic weighted average common shares outstanding	2,898.2	2,919.8	2,912.1	2,963.7

Basic net earnings per common share - continuing operations	$0.88	$0.82	$2.96	$2.77
Basic net earnings per common share - discontinued operations	$—	$0.06	$0.61	$0.88

Basic net earnings per common share	$0.88	$0.88	$3.57	$3.65

DILUTED NET EARNINGS PER SHARE
Diluted net earnings from continuing operations	$2,585	$2,429	$8,761	$8,357
Diluted net earnings from discontinued operations	$—	$184	$1,790	$2,608

Diluted net earnings	$2,585	$2,613	$10,551	$10,965

Basic weighted average common shares outstanding	2,898.2	2,919.8	2,912.1	2,963.7
Add potential effect of:
Conversion of preferred shares	133.3	138.6	134.8	139.9
Exercise of stock options and other Unvested Equity awards	72.4	46.2	63.3	69.3

Diluted weighted average common shares outstanding	3,103.9	3,104.6	3,110.2	3,172.9

Diluted net earnings per common share - continuing operations	$0.83	$0.78	$2.82	$2.64
Diluted net earnings per common share - discontinued operations	$—	$0.06	$0.57	$0.82

Diluted net earnings per common share	$0.83	$0.84	$3.39	$3.46